November 22, 2011

Peggy Kim

Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549-1010

Re:	Crescent Financial Bancshares Inc. (Successor to Crescent Financial Corporation) (“Crescent”) Schedule TO filed on November 8, 2011 Filed by Piedmont Community Bank Holdings, Inc. File No. 5-78732

Dear Ms. Kim:

We have received your comment letter dated November 16, 2011 with respect to the above referenced filing. We are counsel to Piedmont Community Bank Holdings, Inc. (“Piedmont” or the “Bidder”) and the Bidder’s responses are set forth below. The discussion below is presented in the order of the numbered comments in the comment letter. For your convenience, each of the Bidder’s responses are preceded with an italicized recitation of the corresponding comment set forth in the comment letter.

Schedule TO

1.	We note that the Forms 8-K filed on October 25 and November 7, 2011 should have been filed as Schedules TO-C. Refer to Rule 14d-2(b)(2). Please confirm that all post-commencement communications will be filed as an amendment to the Schedule TO. Refer to Rule 14d-3(b).

Response

We confirm that all post-commencement communications will be filed as an amendment to the Schedule TO.

2.	We note that you have not included the financial statements of the offeror; however, we note that the offeror is not a public reporting company and the offer is a partial offer. Refer to Instruction 2 to Item 10 of Schedule TO. Please revise to include the offeror’s financial statements, or advise us.

Response

The financial statements of the Bidder have not been included in the Offer to Purchase, as Bidder’s financial condition is not considered to be material to the decision by a stockholder of Crescent regarding his or her participation in the tender offer. We note that Instruction a. to Item 10 of Schedule TO provides in pertinent part that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” We further note that Instruction b. to the same Item, which we believe you intend to reference above, provides a specific set of facts in which financial statements of the offeror will not be considered material to a security holder’s decision whether to sell, tender or hold the securities sought in a tender offer. However, Instruction b does not indicate that it is the exclusive circumstances where financial statements are not considered material, and if it were, then Instruction a. would be superfluous.

United States Securities and Exchange Commission
November 22, 2011

Examining the facts and circumstances of Bidder’s tender offer as permitted by Instruction a. to Item 10 of Schedule TO supports the determination that Bidder’s financial condition is not relevant to Crescent stockholders in determining whether to tender. The relevant facts and circumstances in making this determination are (i) the tender offer consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition and (iii) as disclosed in the Schedule TO/A which the Bidder filed on November 16, 2011, all of the funds necessary to consummate the tender offer are being held in escrow by a third party and will be released upon satisfaction of the conditions of the tender offer.

Offer to Exchange

3.	Please revise so that the offer is open for a full 20 business days, as required by Rule 14e-1(a). See Rule 14d-1(g)(3) for additional guidance on the definition of “business day.” In this regard, the offer should be open until midnight on the 20th business day, notwithstanding your recent amendment to the investment agreement.

Response

The Offer to Purchase has been revised to indicate that the initial offering period expires on Monday, December 12, 2011, which offering period will now be in excess of 20 business days. We are also sending out an addendum to all stockholders regarding this extension, which letter is attached to the Schedule TO/A filed as of the date of this letter as Exhibit (a)(1)(viii).

4.	Please advise us as to how you are complying with Rule 14e-5 with respect to the investment agreement to purchase 18,750,000 shares at $4 per share.

Response

We carefully considered the applicability of Rule 14e-5 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) to the agreement to purchase 18,750,000 shares of common stock of Crescent (the “Investment”). The Bidder believes that the Investment would be covered by the exemption contained in Rule 14e-5(b)(7), exempting purchases under an unconditional and binding contract entered into before public announcement of the tender offer, the existence of which, and all material terms thereof, are disclosed in the offering materials. Further, the Bidder believes that the policy considerations behind Rule 14e-5, whereby the Rule seeks to prevent fraudulent or manipulative purchases in the context of a tender offer (Release Nos. 8712 and 34-8712) are not applicable here.

United States Securities and Exchange Commission
November 22, 2011

The Investment and the tender offer were and are made subject to the terms of an Investment Agreement entered into by Crescent and the Bidder on February 23, 2011 (the “Investment Agreement”) before the transaction (including the tender offer) was publicly announced later that day. The material terms of the Investment Agreement were also fully disclosed in the Schedule TO. The Bidder notes that Rule 14e-5(b)(7)(ii) requires that the contract is unconditional and binding on both parties. The Bidder stated in the Schedule TO that the Investment was subject to customary conditions for a transaction of that nature and set forth what those conditions were. The Investment Agreement should properly be viewed as unconditional since no party had any subjective condition to closing nor any unilateral right to assert a condition within its own control as a basis not to close.

Further, the policy considerations underlying Rule 14e-5 are focused on avoiding manipulative or abusive practices. None of these policy considerations is implicated here. The Investment Agreement clearly states that the Bidder intended to launch a tender offer to purchase up to an additional 6,442,105 shares of common stock of Crescent. The tender offer was negotiated by the parties to the Investment Agreement as part of the overall transaction in order to provide a liquidity opportunity to stockholders of Crescent. All elements of the Investment and the tender offer have been fully-disclosed and undertaken for valid, proper and good faith business transaction, and without any element of manipulation or abuse. The Investment Agreement, including the terms of the tender offer, was submitted to and approved by the Crescent stockholders. The Bidder is not engaging in any purchase or other transaction with any stockholder. Rather, an overall transaction was presented at the corporate level and all stockholders are being treated the same way. All Crescent stockholders were provided the opportunity to approve the overall transaction when they voted on the issuance of shares to the Bidder upon the consummation of the Investment, and with the exception of certain affiliates of Crescent who are contractually obligated not to tender, are being provided the opportunity to tender their shares.

When will you pay for the Shares I tender, page 4

5.	We note that you may not commence payment until five business days after expiration. Please tell us how you are complying with the prompt payment requirement of Rule 14e-1(c). Refer to the discussion of prompt payment in Section II.D. of SEC Release 34-43069.

Response

The prompt payment provisions of Rule 14e-1 of the Exchange Act require that the Bidder pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer. In construing the word “promptly” in this context, the court in Pryor v. United States Steel Corp., 591 F. Supp. 942 (S.D.N.Y. 1984) held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community.

United States Securities and Exchange Commission
November 22, 2011

The Bidder has provided stockholders with the ability to submit prior to the expiration of the tender a notice of guaranteed delivery and then submit their certificates and other required documents within three trading days after the date of receipt by the depositary of the notice of guaranteed delivery. Further, given that this is a tender offer for some but not all of the common stock of Crescent, the offer may be oversubscribed, which would require that Bidder purchase shares tendered on a pro-rated basis. It would not be possible to compute the proration factor accurately until after the notice of guaranteed delivery period has expired. Therefore, without removing the notice of guaranteed delivery procedures (procedures that the Bidder believes are customary for transactions of this type and for the benefit of tendering stockholders), not later than five business days after the expiration of the tender offer is the soonest practicable time in which the Bidder may commence payments.

The Bidder believes that this timing falls within customary practices of the financial community, given the facts and circumstances specific to this transaction, and complies with the guidance in the Commission’s Release No. 34-43069, Section II.D.

Introduction, page 6

6.	Please revise to clarify the timing and sequence of the reincorporation, the closing of the purchase of 18,750,000 shares pursuant to the Investment Agreement, the release of the escrow funds, and the expiration of the tender offer.

Response

To address your concerns, the Bidder has revised the introduction to clarify that, as disclosed in the Schedule TO/A filed by the Bidder on November 16, 2011, the reincorporation of Crescent occurred on November 15, 2011 and, as disclosed in the Schedule TO/A filed by the Bidder on November 18, 2001, the closing of the Investment by the Bidder occurred on November 18, 2011. The introduction has also been amended to disclose that the release of escrow funds will occur promptly upon the expiration of the tender offer, which will be December 12, 2011 at 5:00 pm, unless otherwise extended.

Determination of Validity, page 11

7.	Please explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Response

The intent of this language is that the Bidder reserves the right to interpret the terms of its own offer and to resolve any ambiguities. In order to address your concerns, the Bidder has added disclosure to the effect that if a stockholder disagrees with a decision of the Purchaser, that stockholder may seek to challenge such decision in a court of competent jurisdiction.

United States Securities and Exchange Commission
November 22, 2011

Source and Amount of Funds, page 27

8.	Please describe the terms of the subscription and escrow agreements and file the escrow agreement and subscription agreements as exhibits to the Schedule TO, or advise us as to where the agreements previously have been filed.

Response

We have revised the Schedule TO to more fully describe the escrow agreement and have filed the escrow agreement as Exhibit (d)(15) to the Schedule TO/A filed as of the date of this letter. The terms of the subscription agreement have not been described and the subscription agreement has not been filed as an exhibit to the Schedule TO/A as it is not viewed as material to the decision by a stockholder of Crescent regarding his or her participation in the tender offer. All of the funds necessary to consummate the offer have been deposited by the Bidder in escrow with a third party and, pursuant to the terms of the escrow agreement, the Bidder controls the authorization of the release of those funds, subject to the conditions to the offer having been satisfied.

Letter of Transmittal. Exhibit (a)(1)(ii)

9.	We note that in the second paragraph the offeror reserves the right to transfer or assign the right to purchase the shares tendered in the offer. We note similar language in the letter to brokers. Please confirm your understanding that any entity to which the offeror assigns the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Response

We confirm that any entity to which the Bidder assigns the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require the Bidder to disseminate additional offer materials and to extend the term of the offer.

The Bidder acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-541-2275 should you have any questions or require further information.

Sincerely,

/s/ Kenneth L. Henderson

Kenneth L. Henderson